                       Pursuant to Rule 424b(3)
                       Registration Numbers: 33-44329, 33-86920, 33-80571
PROSPECTUS

                           SMT HEALTH SERVICES INC.

                       2,999,550 SHARES OF COMMON STOCK

  This Prospectus relates to an aggregate offering of up to 2,999,550 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of SMT Health Services Inc., a Delaware corporation ("SMT" or the "Company"), which may be offered and sold from time to time. Of the 2,999,550 shares of Common Stock offered hereby, 1,733,881 shares are being offered by the Company upon exercise of warrants (the "Company Warrants"). Included in the 1,733,881 shares being offered are 107,856 shares of Common Stock that may be re-offered by the Stratton Transferees (hereinafter defined) upon exercise of the Stratton Warrants (hereinafter defined). The "Stratton Warrants" are Company Warrants issued pursuant to the exercise of a unit purchase option (the "Option") originally held by Stratton Oakmont Inc. ("Stratton"), which Option was subsequently transferred to, and exercised by, Daniel Porush, Kenneth Greene and Jordan Belfort (collectively, the "Stratton Transferees"). Additionally, this prospectus covers 437,523 shares of Common Stock that may be offered by Jeff D. Bergman, Chairman, Chief Executive Officer and President of the Company; 486,174 shares of Common Stock that may be offered by Daniel Dickman, Executive Vice President and a director of the Company; and 80,250 shares of Common Stock that may be offered by David Spindler, Senior Vice President of the Company; 18,725 shares of Common Stock that may be offered by David A. Zynn, Chief Financial Officer/Treasurer of the Company; and 80,250, 82,497 and 80,250 shares of Common Stock that may be offered by Alan Novich, David Malone and Gerald Cohn, respectively, each a director of the Company. See "The Company" and "The Offering." Company Warrants held by the MRI Partners (as defined in "The Offering") and Messrs. Porush, Belfort and Bergman also have been registered for resale by a separate prospectus.

  The Common Stock is traded on the Nasdaq National Market under the symbol SHED. On January 17, 1997, the closing sale price for the Common Stock, as quoted in the Nasdaq National Market, was $8.5625 per share. As of January 17, 1997, there were 3,847,328 shares of Common Stock outstanding, including 554,440 of the shares offered hereby. See "Risk Factors--Shares Eligible for Future Sale." If all of the Common Stock offered hereby were outstanding as of that date, there would have been an aggregate of 6,290,191 shares of Common Stock issued and outstanding.

  If all of the shares of Common Stock offered hereby by the Company's executive officers and directors were sold, such persons would not own outright any shares of Common Stock and their beneficial interest in the Common Stock would decrease from 27.8% to substantially less than 1%. See Risk Factors -- "Selling Stockholders."

  The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. Expenses of this offering, estimated at $45,000, are payable by the Company. See "Plan of Distribution."

  The Securities offered hereby are speculative and involve a substantial degree of risk. Prospective investors should carefully consider the factors set forth under "Risk Factors."
                             -------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY COMMON STOCK OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             -------------------

               The date of this Prospectus is January 27, 1997.
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                             AVAILABLE INFORMATION

  SMT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

  SMT has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about SMT and the Securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the charges prescribed by the Commission. Electronic registration statements made through the Electronic Data Gathering, Analysis, and Retrieval system are publically available through the Commission's Web site (http://www.sec.gov).

                           INCORPORATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment No. 1 thereto; (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, as amended by Amendment No. 1 thereto; (c) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996; (d) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; (e) Proxy Statement dated March 28, 1996; and (f) the description of the Company's Common Stock contained in the registration statement on Form 8-A.

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to David A. Zynn, Chief Financial Officer, SMT Health Services Inc., 10521 Perry Highway, Wexford, Pennsylvania 15090. The Company's telephone number is (412) 933-3300. The Company's Form 10-K, Form 10-Qs and press releases are available at the Company's Web site (http://www.smthealth.com).

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                                 RISK FACTORS

  The purchase of the Common Stock being offered hereby involves a high degree of risk and substantial dilution. Prospective investors should carefully consider, among other matters, the following risks and other factors before making a decision to purchase the Securities.

SIGNIFICANT LEVERAGE AND REPAYMENT OBLIGATIONS

  The Company's business is highly capital intensive. The Company has financed the acquisition of all of its Mobile Magnetic Resonance Imaging ("MRI") equipment through capital leases and loans and as a result is highly leveraged. At December 31, 1995, the Company's total liabilities were approximately $17.9 million and its capital was approximately $5.4 million. At December 31, 1996, the Company's total liabilities were approximately $28.3 million and its capital was approximately $11.4 million. The Company is therefore subject to the risks associated with such substantial leverage, including the risk that cash flow may not be adequate to make required payments on indebtedness. A decrease in equipment utilization arising from, among other things, cancellation or nonrenewal of contracts, equipment malfunctions, the inability to effect prompt and timely repairs to equipment or a reduction in demand for the Company's equipment or services could materially and adversely affect the Company's ability to service its indebtedness.

  The Company's monthly payments on its capital leases and other long-term debt were approximately $680,000 as of December 31, 1996. Total payments under the Company's capital lease obligations and other long-term debt may equal or exceed minimum revenues receivable under the Company's service contracts if such contracts are not renewed by healthcare providers, if receivables are not collected by the Company on a timely basis or if the number of scans or other services performed fails to meet expected levels. In such case, the Company would be unable to meet its debt service obligations, and would be in default under its various loan and lease agreements.

  As of December 31, 1995, the Company's current assets were approximately $5.6 million and its current liabilities were approximately $5.2 million, resulting in a working capital surplus of approximately $400,000. At December 31, 1996, the Company's current assets were approximately $7.7 million and its current liabilities were approximately $7.4 million, resulting in a working capital surplus of $300,000. Of such liabilities, approximately $4.4 million and $6.3 million represented the current portion of long-term debt and capital lease obligations as of December 31, 1995 and 1996 respectively. There can be no assurance that the Company's revenues will continue to be sufficient to satisfy the increased lease payments or that such favorable terms will be available in the future.

EQUIPMENT MAINTENANCE, SERVICE AND DAMAGE

  All of the diagnostic imaging equipment utilized by the Company is technologically sophisticated and complex, requires regular service and is subject to unpredictable malfunctions and breakdowns. The Company contracts with, and relies upon, the equipment manufacturer to provide maintenance services on a prompt and timely basis. Because diagnostic imaging equipment is technologically sophisticated, it is uncertain whether and how quickly others could provide maintenance services if the equipment manufacturers were unable or unwilling to do so. Consequently, the Company's business might be adversely affected if the manufacturers stopped providing maintenance services.

  Substantially all of the Company's tangible assets consist of diagnostic imaging equipment, including primarily specially designed mobile MRI units. Generally, a mobile unit is moved several times a week from one location to another, and there is always a risk that a traffic accident or automotive breakdown will occur while the equipment is in transit. Although the Company's equipment is insured against the risks of damage in an accident, and the Company is insured for business interruptions resulting from any damage to such equipment for the period required to repair or replace the equipment, it may not be possible to repair damaged equipment so that it will achieve its original level of performance. Substitute or replacement equipment may be unavailable and the quality of the potential replacement equipment unknown. In addition, there is no assurance that the

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Company would receive sufficient insurance proceeds following any damage to its equipment to fully compensate it for the losses resulting from such damage or receive business interruption insurance proceeds to compensate for lost business.

REIMBURSEMENT OF HEALTHCARE COSTS

  The Company receives payment directly from healthcare providers, rather than from private insurers, other third party payors or governmental entities, for its mobile MRI units. The Company's mobile service contracts with its customers provide that the Company must be paid within 30 days of providing its services and are not conditioned upon the receipt of payment by the healthcare provider. Under current reimbursement regulations, the Company is unable to bill the insurer or the patient directly for services provided for hospital inpatients or outpatients. Payment to healthcare providers by third party payors for the Company's diagnostic services depends substantially upon such payors' reimbursement policies. Consequently, those policies have a direct effect on healthcare providers' ability to pay for the Company's services and the Company's level of charges. Mounting concerns about rising healthcare costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on reimbursements to healthcare providers may affect such providers' ability to pay for the services offered by the Company and could indirectly adversely affect the Company's financial performance.

OTHER REIMBURSEMENT MATTERS

  Many insurance companies, employers and other payors are increasing their use of managed care plans such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") as a means of controlling their healthcare costs. In addition to contracting with selected healthcare providers to provide healthcare services, often at a discount or on a capitation basis, such plans engage in strict utilization review activities to more closely control the utilization of services by their subscribers. There can be no assurance that the increased use of managed care plans in the Company's service areas will not affect its level of charges or the demand for its services.

  Numerous changes have been made in governmental and commercial insurance programs in recent years in an effort to reduce the extent to which these third-party payors absorb increases in medical costs. Some third-party payors have also experienced difficulties in meeting their payment obligations whether on a timely basis or otherwise. In addition, a number of bills proposing to regulate, control or alter the methods of financing and delivering healthcare, including proposals for a national health insurance program, have been discussed and introduced in Congress and various state legislatures. Further, Congress has proposed Medicare/Medicaid Reform which would limit increases in governmental healthcare expenditures. The effect of any of these proposals or changes by existing insurers in their reimbursement methodologies on the healthcare industry and the Company cannot be determined at this time.

AVAILABILITY OF EQUIPMENT FINANCING; TIMELY DELIVERY OF EQUIPMENT

  Future acquisitions of equipment will be made pursuant to capital and operating leases or purchase financing. The Company recently has begun to utilize working capital of $200,000 to $300,000 per unit to fund initial downpayments on MRI equipment purchases, financing the balance of $1.5 million to $1.6 million with leases or loans, depending upon the type, features and options of the diagnostic imaging equipment leased. The Company's ability to expand is, therefore, tied to the availability of lease or purchase financing. Although the Company has in the past been able to procure lease and purchase financing, there can be no assurance that lenders or equipment leasing companies will continue to enter into leases or purchase financing with the Company.

  The timely delivery of mobile MRI equipment is outside the control of the Company and significant delays in delivery may materially and adversely affect the Company. Such delays could arise from, among other things, manufacturer and delivery delays.

GOVERNMENT REGULATION

  General. The provision of diagnostic imaging services and billing for such services is subject to a number of federal, state and local laws, regulations and rules, some of which are very complex. Although the Company

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believes that it is currently in compliance with applicable laws, regulations and rules, some such laws are broadly written and subject to little or no interpretation by courts or administrative authorities. Hence, there can be no assurance that a third party or governmental agency will not contend that certain aspects of the Company's operations or procedures are not in compliance with such laws, regulations or rules or that state agencies or courts would interpret such laws, regulations and rules in the Company's favor. The sanctions for failure to comply with such laws, regulations or rules could be denial of the right to conduct business, significant fines and/or criminal penalties. The Federal Health Insurance Portability and Accountability Act, enacted in August 1996, expanded the civil and criminal sanctions for violations of such laws and provided for increased governmental and private enforcement programs. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules could adversely affect the Company's business.

  Certificate of Need. Several states in which the Company operates have certificate of need ("CON") laws and regulations that control and regulate the establishment of healthcare facilities and services and the acquisition and operation by hospitals and other providers of major equipment such as MRI units and other diagnostic imaging equipment. In several states in which the Company operates, a hospital or the Company may need a CON before the Company can provide its diagnostic imaging services. CON regulations could inhibit the expansion of the Company's business. Pennsylvania's CON law expired in December 1996 and a new CON law was not enacted. It is not known whether the Pennsylvania legislature will adopt a new CON law.

  Practice of Medicine. The establishment, marketing and operation of the diagnostic imaging units are subject to laws prohibiting the practice of medicine by non-physicians. The Company's employees provide only the technical services relating to the diagnostic procedures (under the supervision of licensed physicians) and the related non-medical administrative support services. Professional medical services, such as the reading of the diagnostic imaging studies and related diagnosis, are separately provided by licensed physicians. The Company does not employ any physicians to provide medical services. There can be no assurance, however, that state authorities or courts will not determine that the Company's services and/or relationships with providers constitute the unauthorized practice of medicine by the Company.

  Fraud and Abuse Laws. The Social Security Act and certain provisions of state law provide civil and criminal penalties for persons who knowingly and willfully solicit, pay, offer or receive any remuneration, directly or indirectly, as an inducement to make a referral of a patient for services or items for which payment may be made under the Medicare or Medicaid programs. Often termed "fraud and abuse" or "anti-kickback" laws, the provisions have been broadly interpreted by the courts.

  The Office of Inspector General of the Department of Health and Human Services ("HHS") has issued regulations specifying certain business arrangements and payment practices involving providers or other entities, such as the Company, which will not be considered prohibited activities. Commonly termed "safe harbor regulations," the regulations set forth certain standards which, if satisfied, will ensure that the arrangement will not be subject to criminal prosecution or civil sanctions under the fraud and abuse laws. Failure to satisfy the safe harbors in and of itself does not render an arrangement illegal. The Company believes it is in compliance with the safe harbor regulations applicable to its current operations.

  One principal focus of the fraud and abuse laws has been on arrangements in which profit distributions are made by a partnership or other business venture for health-related items or services to investors who make or are otherwise in a position to influence referrals of Medicare or Medicaid patients to the venture. Where such arrangements exist, a question is raised as to whether the profit distributions are illegal payments in exchange for referrals. Certain safe harbors set forth criteria which, if met, will insure that investors in business ventures for health-related items or services will not be subject to scrutiny under the fraud and abuse laws.

  One safe harbor protects profit distributions to investors made by publicly traded companies with tangible assets of more than $50 million. At present, the Company does not satisfy the asset threshold for protection under this safe harbor.

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  Another safe harbor covers investment interests in small entities. The conditions for compliance with this safe harbor include, among other things, requirements that no more than 40% of the investment interests of each class of investments in the entity may be held by persons who are in a position to make or influence referrals (including hospitals and physicians), furnish items or services to the entity or otherwise generate business for the entity, so-called "tainted investors," and that no more than 40% of the entity's gross revenues may come from referrals, items or services furnished or business otherwise generated by "tainted investors." Unless a large percentage of the Company's Common Stock or Warrants are held by "tainted investors," it would appear that investments in the Company will fall within the safe harbor for investment interests.

  None of the Company's mobile MRI activities are carried out through partnerships or other ventures with hospitals, physicians or other third parties. There can be no assurance that enforcement agencies or courts will determine that any existing arrangements comply with all applicable laws and regulations.

  Other Patient Referral Restrictions. Pennsylvania, as well as other states in which the Company operates, prohibits the referral of Medicaid patients for services or items by a provider in which the referring physician has an ownership interest. Certain states do not restrict patient referrals but do require the disclosure to a patient by the referring physician of a financial interest in a facility or vendor to which the patient is being referred for services or items.

  Stark II. The Omnibus Budget Reconciliation Act of 1993 enacted new federal anti-referral legislation, more commonly known as "Stark II" after its prime sponsor, Rep. Fortney "Pete" Stark (D. Calif.). Effective January 1, 1995, Stark II bans referrals by physicians of Medicare and Medicaid patients to entities for certain designated health services, including MRI services, if a physician or immediate family member has a prohibited financial relationship with the entity providing the service. A financial relationship is generally defined as an ownership or investment interest in or compensation arrangement with the entity, subject to certain exceptions. Penalties include nonpayment for services rendered pursuant to a prohibited referral, civil money penalties and fines and possible exclusion from the Medicare and Medicaid programs. The Company believes it is currently in compliance with the requirements of Stark
II. However, there can be no assurance that enforcement agencies or courts will determine that existing arrangements comply with all applicable laws and regulations.

NEED FOR ADDITIONAL FINANCING

  The Company expects that its current cash balances, future cash flows anticipated to be generated from operations, proceeds from the anticipated warrant exercises and available equipment financing arrangements will be sufficient to fund the Company's operations for the foreseeable future. This estimate is based on certain assumptions, including the maintenance of expenses and cash flows from operations at historical levels. There can be no assurance that these assumptions will be realized or that a sufficient level of equipment utilization will be attained to fund operations after the stated period. The failure to achieve these assumptions may decrease the period of time for which the Company estimates that these funds will be sufficient.

RELIANCE ON KEY PERSONNEL

  The Company's success depends in large part upon a number of key management personnel and technical employees. The loss of the services of one or more of its management personnel, in particular Jeff D. Bergman, Daniel Dickman, David Spindler and David A. Zynn, could have a material adverse effect on the Company. The Company has key man life insurance covering Messrs. Bergman, Dickman, Spindler and Zynn.

  The ability of the Company to attract and retain qualified technicians to operate the diagnostic imaging equipment is crucial to the operations of the Company. Such technicians are in short supply and are typically attracted to nonmobile facilities which provide predictable locations and work schedules. In contrast, mobile facilities provide very unpredictable work schedules and constantly changing locations which may not be attractive to a large portion of technicians. Therefore, the Company may experience some difficulty finding

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qualified technicians for its mobile MRI units. The Company believes its future success will depend in part on its ability to attract and retain highly skilled employees. To date, the Company has been able to attract sufficient technicians, although there can be no assurance that this will continue in the future.

TECHNOLOGICAL CHANGE AND OBSOLESCENCE

  The Company's services require the use of state-of-the-art medical diagnostic equipment that has been characterized by rapid technological advances. Although the Company believes that the equipment it provides can be upgraded to maintain its state-of-the-art character, the development of new technologies or refinements of existing ones might make the Company's existing equipment technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's equipment. Diagnostic imaging equipment is currently manufactured by numerous companies. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may have the effect of generating greater technological advances in the capacity of this new equipment. Consequently, the obsolescence of the Company's equipment may be accelerated. Although the Company is aware of no substantial technological change, should such change occur there can be no assurance that the Company will be able to acquire the new or improved equipment which may be required to service its customers.

OTHER REQUIREMENTS CONCERNING LICENSING, PERMITS AND APPROVALS

  Most states do not currently license MRI providers such as the Company. Hospitals with which the Company has contracted are subject to a variety of regulations and standards of state licensing and other authorities and accrediting bodies such as the Joint Commission for the Accreditation of Healthcare Organizations ("JCAHO"). As an outside vendor, the Company may be required to comply with such regulations and standards to enable the hospitals with which it has contracted to maintain their permits, approvals and accreditations.

  During January 1997, the Company received Accreditation with Commendation from the JCAHO.

  There can be no assurance that future changes in the laws and regulations relating to the delivery of healthcare items and services may require the Company or any venture involving the Company to obtain and maintain certain governmental approvals for continued operations. It is not possible to predict the effect of such changes in the law on the Company at this time.

  For the most part, the Company's employees need not have special licenses. Drivers of trucks must have certain special driving licenses. MRI technicians are not required to have licenses in any of the states in which the Company does business. However, many states are holding discussions to require such licensing and to require continuing education. The Company believes that any such licensing requirement would not have any adverse impact on the Company.

COMPETITION

  The healthcare industry in general, and the market for diagnostic imaging services in particular, is highly competitive. Certain competitors operate fixed-site centers and mobile units in the Company's current service area. Some competitors may have financial resources substantially greater than those of the Company which may give them advantages in negotiating equipment acquisitions and responding quickly to new demand or new technology. In addition, hospitals, private clinics and radiology practices in the Company's service area have in-house equipment which competes with the Company. MRI also competes with less expensive diagnostic imaging devices and procedures which may provide similar information to the physician. Existing healthcare providers who are currently customers of the Company may purchase diagnostic imaging equipment if the cost of such equipment decreases or if their volume of patients increases to the point where it becomes cost-effective to own and operate their own equipment.


                                       7
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INSURANCE

  The Company carries workers' compensation insurance, comprehensive and general liability insurance, business interruption, fire and allied perils coverage in amounts deemed adequate by the Company. The Company requires that its healthcare customers maintain professional liability insurance and the Company maintains its own professional liability policy. There can be no assurance that claims will not exceed the amounts of insurance coverage, that the cost for such coverage will not increase to the extent that the Company will be forced to self-insure a substantial portion of this risk, or that such coverage will not be reduced or become unavailable.

SELLING STOCKHOLDERS

  The selling stockholders of the Common Stock offered hereby include Jeff D. Bergman, Chairman, Chief Executive Officer and President of the Company, Daniel Dickman, Executive Vice President, Chief Operating Officer and a director of the Company, David Spindler, Senior Vice President of the Company, and David A. Zynn, Chief Financial Officer and Treasurer of the Company. Such individuals comprise all of the executive officers of the Company. In addition, the selling stockholders include all of the directors of the Company. Each of such persons is offering for sale all shares of Common Stock beneficially owned by such person (other than 56,759 shares issuable upon exercise of certain options held by employees and directors). If all of the shares of Common Stock offered hereby by such persons were sold, the executive officers and directors of the Company would not own outright any shares of Common Stock. As a result, management's and the directors' beneficial interest in the Common Stock of the Company would decrease from approximately 27.8% to substantially less than 1%.

CONTROL OF COMPANY

  The Company's officers and directors as a group beneficially own approximately 27.8% of the Company's Common Stock and are able to exert considerable influence over the affairs and policies of the Company.

DIVIDENDS

  The Company has not paid, and does not anticipate paying in the foreseeable future, cash dividends on its Common Stock.

  On July 10, 1995, the Company paid a 5% stock dividend to all holders of record of its Common Stock as of June 30, 1995.

  On January 14, 1997, the Company paid a 7% stock dividend to all holders of record of its Common Stock as of January 10, 1997.

CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE WARRANTS; POSSIBLE REDEMPTION OF WARRANTS

  Holders of the Company Warrants will be able to exercise such warrants only if a current prospectus relating to the Common Stock underlying the Company Warrants is then in effect and only if such Common Stock is qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Company Warrants reside. Although the Company will use its best efforts to maintain the effectiveness of a current prospectus covering the Common Stock underlying the Company Warrants, there can be no assurance that the Company will be able to do so. The Company will be unable to issue Common Stock to those persons desiring to exercise their Company Warrants if a current prospectus covering the Common Stock issuable upon the exercise of the Company Warrants is not kept effective or if such Common Stock is not

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qualified or exempt from qualification in the states in which the holders of the Company Warrants reside. In November 1995, the Company's securities began to trade on the Nasdaq National Market, and accordingly there may be exemptions available in substantially all of the states. The Company Warrants (other than the 107,856 Company Warrants held by the Stratton Transferees) are subject to redemption by the Company at any time prior to their expiration date of March 4, 1997 at $.05 per warrant on 30 days' prior written notice if the closing bid price of the Common Stock shall have averaged in excess of $8.91 per share (subject to adjustment) for 20 consecutive business days ending within 5 days of the date on which notice of redemption is given. If the Company Warrants are redeemed, the warrant holders will lose their right to exercise the Company Warrants except during such 30-day redemption period. Redemption of the Company Warrants could force the holders to exercise the Company Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Company Warrants at the then market value of the Company Warrants at the time of redemption.

SHARES ELIGIBLE FOR FUTURE SALE

  As of the date hereof, there were 3,847,328 shares of Common Stock issued and outstanding, excluding 1,733,881 shares issuable by the Company upon exercise of the Company Warrants (which includes 107,856 shares issuable upon exercise of the Stratton Warrants) and 750,012 shares issuable to certain officers and directors upon exercise of options and rights held by them. Of such 3,847,328 shares of Common Stock, 1,550,430 shares of Common Stock were sold in the IPO, 1,224,574 shares were sold by certain selling stockholders pursuant to registration statements under the Securities Act of 1933, as amended (the "Securities Act"), 497,775 shares were issued pursuant to the exercise of options under registration statements under the Securities Act and 75,501 shares were issued pursuant to the exercise of warrants under registration statements under the Securities Act. The remaining 499,048 shares of Common Stock are "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act) held by two (2) persons. The Company believes that all but 85,600 of such shares have been held for at least two years and may be sold in accordance with Rule 144. The sale, or availability for sale, of substantial amounts of Common Stock in the public market, or any additional offering of Common Stock, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.

SALE OF DISCONTINUED OPERATIONS

  As previously disclosed in the Company's public filings, the Company implemented a plan which it believed would lead to the divestiture of its outpatient healthcare centers during 1994. On October 31, 1994, the Company sold substantially all of the assets of its radiation therapy center located in Auburn, Washington, for a total sale price of approximately $1.3 million. The sale of the center did not result in a gain or loss and resulted in cash proceeds to the Company of $400,000. The Company remains obligated on approximately $300,000 of capital leases as of December 31, 1996. The buyer has agreed to use its best efforts to have the Company released from these leases and has secured its obligations to the Company to perform these leases through a pledge of certain assets in favor of the Company.

  On June 30, 1995, the Company completed the sale of substantially all of the assets of its remaining outpatient healthcare center, Airport Regional Imaging Center, located in Coraopolis, Pennsylvania, as well as its sixty percent ownership and general partner interests in all of its cardiac care centers to Cardiac Fitness Inc., or an affiliate thereof, for a total sale price of approximately $600,000, including cash and net trade receivables of approximately $500,000 and a note of $100,000. Although the buyer assumed all future operating liabilities of the healthcare center, the Company remains obligated on approximately $600,000 of capital leases as of December 31, 1996. The buyer has agreed to use its best efforts to have the Company released from these leases and has secured its obligations to the Company to perform these leases through a pledge of stock and certain assets in favor of the Company.

  The sale of the healthcare center, which had previously been treated as a discontinued operation, did not result in a gain or loss. The sale of the sixty-percent ownership and general partnership interests in the cardiac care centers which were treated as continuing operations, resulted in an approximate $50,000 pre-tax gain which was recorded in the second quarter of 1995.

                             ---------------------

  Although it will have no legal obligation to do so, any underwriter participating in this offering may, from time to time, act as a market maker or otherwise effect transactions in the Company's securities. Such underwriter, or other underwriters participating in the offering, if any, may be dominating influences in the market for the Securities. The price and liquidity of the Securities may be affected by the degree, if any, of such underwriter participation in the market. Such activities, if commenced, may be discontinued at any time or from time to time and may require the Company to establish new market makers.

                             ---------------------

  The Company will furnish to holders of its Common Stock annual reports containing audited financial statements. The Company may also distribute quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                  THE COMPANY

  The Company is primarily engaged in the business of operating mobile MRI units. MRI involves the use of high strength magnetic fields and radio waves to produce cross-sectional images of the anatomy. MRI facilitates the diagnosis in the early stages of disease without the need for exploratory surgery or other invasive procedures. MRI has become a preferred diagnostic tool of the medical profession because it is non-invasive and its images are generally better defined and more precise than those produced by other diagnostic imaging tests, without the use of harmful ionizing radiation, such as that produced by computed axial tomography ("CAT") scans and standard x-rays.

  The Company provides mobile MRI services to healthcare providers, which consist primarily of small and medium size hospitals. Including a new MRI unit acquired in February 1996, the purchase of two new units from another mobile provider in March 1996, and the addition of four new units late in the third quarter or early in the fourth quarter of 1996, the Company currently operates eighteen mobile MRI units which service healthcare providers located in Pennsylvania, North Carolina, West Virginia, Ohio, Virginia, South Carolina and Kentucky. The MRI equipment is transported in specially designed vans that are driven to the healthcare provider's facility where the imaging occurs. The healthcare provider pays the Company on a per scan basis for the use of the equipment. The healthcare providers utilizing the Company's services have a need for MRI services, but do not own their own equipment due to insufficient patient volume to justify a full-time fixed MRI unit, the high cost of owning and operating such equipment, the lack of expertise in this highly specialized field or due to regulatory constraints.

  The Company was formed in November 1991 to merge with Shared Medical Technologies, Inc., a Pennsylvania corporation incorporated in 1987 ("Old SMT") and Shared MRI-4, Inc., a Pennsylvania corporation ("MRI- 4"), and to acquire substantially all of the assets and assume substantially all of the liabilities of Shared MRI-1, L.P., a Pennsylvania limited partnership ("MRI-1") and Shared MRI-3, L.P., a Pennsylvania limited partnership ("MRI-3") (Old SMT, MRI-4, MRI-1 and MRI-3 are collectively referred to as the "SMT Group"), each of which leased one, and in the case of Old SMT, two, mobile MRI units (the "Consolidation"). As of November 1991, all of the four entities comprising the SMT Group were owned or controlled by Jeff D. Bergman and Daniel Dickman, who are holders of 554,440 shares, or approximately 14%, of the Company's outstanding Common Stock. Messrs. Bergman and Dickman in the aggregate are beneficial owners of an additional 400,287 shares through rights to acquire the Company's Common Stock. The assets of MRI-1 and MRI-3 were acquired by the Company in exchange for an aggregate of $1,300,000 in notes (the "LP Notes"), the assumption of approximately $2,600,000 of liabilities of the partnerships (primarily relating to the capital leases for the MRI equipment) and 99,950 Warrants. In March 1992, the LP Notes were redeemed utilizing a portion of the net proceeds of the IPO.

  In March 1992, the Company effectuated an underwritten initial public offering (the "IPO") of Units, each Unit consisting of one share of Common Stock and one Company Warrant to purchase a share of Common Stock for $7.00 (subsequently adjusted to purchase 1.1235 shares of Common Stock for $7.00 as a result of a 5% and 7% stock dividend). The Units traded on Nasdaq from March 4, 1992, until October 15, 1992. On October 16, 1992 (the "Separation Date"), the Common Stock and Company Warrants began to trade separately on Nasdaq under the symbols "SHED" and "SHEDW," respectively, and the Units were delisted from trading on Nasdaq.

  During November 1995, the Company's Common Stock and Company Warrants began to trade on the Nasdaq National Market under the symbols SHED and SHEDW, respectively.

  The Company's executive offices are located at 10521 Perry Highway, Wexford, Pennsylvania 15090, and its telephone number is (412) 933-3300. Unless the context requires otherwise, with respect to events occurring prior to the Consolidation, the "Company" may refer to one or more of the entities comprising the SMT Group.

                                 THE OFFERING

  1. 1,733,881 shares of Common Stock are being offered by the Company upon exercise of the Company Warrants (includes 107,856 shares shown in 2 below that, alternatively, may be re-offered by certain Stratton Transferees and 2,247 shares shown in 3 below that may be issued to and re-offered by Mr. Bergman).

  2. 107,856 shares of Common Stock may be offered by certain Stratton Transferees upon the exercise of Warrants held by them.

  3. 437,523 shares of Common Stock may be offered by Jeff D. Bergman, including 76,505 shares which Mr. Bergman has the right to acquire at various prices ranging from $3.10 to $3.55 through the exercise of stock options pursuant to the Company's 1991 Employee Stock Option Plan, 107,000 shares which Mr. Bergman has the right to acquire at $3.875 pursuant to a grant of 100,000 warrants under the Company's 1995 Director Warrant Plan (the "Director's Warrants") and 2,247 shares which Mr. Bergman has the right to acquire by exercise of the 2,000 Company Warrants acquired by him in open market transactions (see "Certain Relationships").

  4. 486,174 shares of Common Stock may be offered by Daniel Dickman, including 76,505 shares which Mr. Dickman has the right to acquire at various prices ranging from $3.10 to $3.55 through the exercise of stock options pursuant to the Company's 1991 Employee Stock Option Plan, and 107,000 shares which Mr. Dickman has the right to acquire at $3.875 pursuant to a grant of 100,000 Director's Warrants (see "Certain Relationships").

  5. 80,250 shares of Common Stock may be offered by Alan Novich, which shares Mr. Novich has the right to acquire at $3.875 pursuant to 75,000 Director's Warrants.

  6. 82,497 shares of Common Stock may be offered by David A. Malone, including 80,250 shares which Mr. Malone has the right to acquire at $3.875 pursuant to 75,000 Director's Warrants and 2,247 shares which Mr. Malone has the right to acquire at $1.74 by exercise of options granted for services rendered.

  7. 80,250 shares of Common Stock may be offered by Gerald Cohn, which shares Mr. Cohn has the right to acquire at $3.875 pursuant to 75,000 Director's Warrants.

  8. 80,250 shares of Common Stock may be offered by David Spindler, which shares Mr. Spindler has the right to acquire at various prices ranging from $2.29 to $3.55 through the exercise of stock options pursuant to the Company's 1991 Employee Stock Option Plan.

  9. 18,725 shares of Common Stock may be offered by David A. Zynn, which shares Mr. Zynn has the right to acquire at a price of $3.55 through the exercise of stock options pursuant to the Company's 1991 Employee Stock Option Plan.

                                USE OF PROCEEDS

  If all of the Company Warrants are exercised, the net proceeds to the Company from the sale of the Common Stock offered by the Company pursuant to the Company Warrants are estimated to be approximately $12,100,000. To the extent that the Company receives any proceeds from the exercise of the Company Warrants, the Company expects that such proceeds would be used to continue to expand the business of the Company, decrease the Company's leverage and for general working capital purposes. However, there can be no assurance that all, if any, of such Company Warrants will be exercised. The Company will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders.

                             SELLING STOCKHOLDERS

  For a description of the manner in which the Common Stock offered hereby by each of the selling stockholders (the "Selling Stockholders") was acquired, and as to which shares are beneficially owned pursuant to rights to acquire, see "The Offering." See the disclosure following this table for information regarding any position, office or material relationship that each of the Selling Stockholders has had with the Company during the past three years.

  The following table sets forth information with respect to the beneficial ownership of Common Stock by each Selling Stockholder as of the close of business on January 17, 1997, which may be offered from time to time hereby. Unless indicated below, the address of each selling stockholder is c/o SMT Health Services Inc., 10521 Perry Highway, Wexford, Pennsylvania 15090. As of the date of this Prospectus, assuming the sale by each of the Selling Shareholders of all of the shares of Common Stock listed below, the Company believes that none of such Selling Shareholders would beneficially own any shares of Common Stock, Company Warrants, Stratton Warrants or Director's Warrants, except for shares that may be acquired under the Company's employee stock option plans or the Stock Option Plan for Nonemployee Directors (see notes 1 and 2 below).

                              BENEFICIAL OWNERSHIP PRIOR TO THE OFFERING
                              --------------------------------------------------
NAME OF SELLING STOCKHOLDER    NUMBER OF SHARES            PERCENTAGE OF CLASS
----------------------------  ----------------------      ----------------------
Jeff D. Bergman (1)......                        437,523                        10.8
Daniel Dickman (1).......                        486,174                        12.1
Alan Novich (2)..........                         80,250                         2.0
David J. Malone (2)......                         82,497                         2.1
Gerald Cohn (2)..........                         80,250                         2.0
David Spindler (1).......                         80,250                         2.0
David A. Zynn(1).........                         18,725                           *
Daniel Porush............                         33,705                           *
 100 Rodeo Drive
 Syosset, New York 11791
Jordan Belfort...........                         74,151                         1.9
 5 Pin Oak Court
 Old Brookville, New York
 11545

--------
*Less than 1%.

(1) Does not include, for Messrs. Bergman, Dickman, Spindler and Zynn, 15,515, 15,515, 5,000 and 5,000 shares, respectively, which such person has the right to acquire under options issued to him under the Company's stock option plans.

(2) Does not include for Messrs. Novich, Malone and Cohn, 2,247, 2,247 and 11,235 shares of Common Stock, respectively, which such person has the right to acquire under options issued to him under the Company's Stock Option Plan for Nonemployee Directors.

  The following sets forth information regarding any position, office or material relationship that each of the Selling Stockholders has had with the Company during the past three years.

  Messrs. Bergman (Chairman, Chief Executive Officer and President of the Company), and Dickman (Chief Operating Officer and a director of the Company) each owned a one-third equity interest in a partnership, Shared Mobile Enterprises ("SME"), which leased and subleased to the Company certain tractors for the transportation of mobile MRI units. SME received a lease payment of approximately $2,500 per month plus reimbursement of expenses from the Company for each tractor. At December 31, 1993, 1994 and as of June 30, 1995, the Company was leasing ten, ten and eleven tractors, respectively, from SME. During 1993, 1994 and 1995, lease payments to SME were approximately $258,000, $257,000 and $180,000, respectively. The Company believes that the terms of its leases with SME were as favorable, in all material respects, as might have been obtained from an unaffiliated third party.

  Effective July 1, 1995, SME released the Company from its obligations under ten long term subleases in exchange for the issuance to SME of 120,000 unregistered shares of Common Stock valued at $3 per share, the weighted average closing price for the stock for the prior thirty trading days. The Company received an opinion from an independent financial advisor that the transaction was fair to the Company and its stockholders. At the same time, with the concurrence of the third party leasing company, the Company assumed SME's obligations under its original lease and modified that lease by (1) extending the lease term by one additional year and (2) adding one additional truck cab to the schedule of leased property with a corresponding increase in base rental payments. The $360,000 value of the shares represents the present value of the excess of the sublease payments over the original lease payments. The Company has capitalized the $360,000 and is amortizing this prepaid rent over a period which approximates the lease term.

  The Company has entered into numerous leasing transactions with DVI, Inc. ("DVI") in the past and DVI may serve as one of many financing sources for the Company in the future.

  During 1992 and 1993, the Company entered into numerous leasing transactions with DVI pertaining to both continuing and discontinued operations involving total financing of approximately $15.6 million. During 1994, the Company did not enter into any new leases with DVI and refinanced with third parties $3.2 million of leases held by DVI. During the first quarter of 1995, the Company refinanced its remaining leases with DVI, totalling approximately $6.5 million, with third-party lease companies. At December 31, 1994, the total cost and accumulated amortization of equipment under capital lease obligation with DVI were approximately $10.1 million and $3.3 million, respectively. Interest rates under financing agreements with DVI ranged from 11% to 14%. During 1996, the Company financed the acquisition of a new MRI unit with DVI. The Company and DVI entered into a 60-month capital lease financing approximately $1.5 million at an interest rate of 9.5%. Total payments to DVI during 1994, 1995 and 1996 with respect to capital lease obligations were approximately $3.9 million, $.4 million and $.1 million, respectively, including $1.4 million, $.1 million and $36,000 respectively, of interest expense associated with such capital leases.

  In February 1992, the Company acquired the assets and liabilities of, or merged with, several predecessor entities (the "Consolidation"). In connection with the Consolidation, DVI purchased, for an aggregate purchase price of $600,000, the 368,000 shares of Common Stock previously offered and 5,400 shares of the Company's Series A Preferred Stock. DVI's 5,400 shares of Series A Preferred Stock were convertible into 108,000 shares of Common Stock. In order to facilitate the IPO, the Company agreed to contribute to DVI 108,000 Warrants (if DVI converted the Series A Preferred Stock and sold the Common Stock prior to the date of separation of the Common Stock and Warrants (the "Separation Date")) in order to allow DVI to sell the 108,000 Common Shares and Warrants as Units during the period in which the Common Stock and Warrants sold as Units and there was no established trading market for Common Stock or Warrants separately. As of August 1, 1992, the Company and DVI agreed that, in exchange for a reduction in the dividend rate of the Series A Preferred Stock from 12% to 8%, the Company would deliver to DVI, upon conversion of the 5,400 shares of Series A Preferred Stock, the 108,000 Warrants whether such conversion occurred before or after the Separation Date. The

Separation Date occurred on October 16, 1992. DVI also had certain registration rights with respect to such shares of Common Stock and Warrants. In July 1993, DVI converted the Series A Preferred Stock to 108,000 shares of Common Stock, SMT delivered 108,000 Warrants to DVI, and DVI sold such shares and Warrants. In March 1995, DVI sold its 368,000 shares, pursuant to registration statements under the Securities Act of 1933, as amended (the "Securities Act").

  In connection with DVI's investment in the Company, the Company has agreed that DVI shall have the exclusive right, but not the obligation, to lease or otherwise to finance the Company's acquisition of medical diagnostic and therapeutic equipment for a period of five years ending February 1997, provided that the terms and conditions charged to the Company on such transactions are not greater than (a) the differentials between the interest rates and such other terms and conditions on transactions previously entered into by DVI with the Company; or (b) the differentials between such terms and conditions generally applicable to transactions entered into by DVI with other entities in which DVI or principals of DVI have made equity investments structured in a manner substantially similar to the structure of the investment made by DVI in the Company. DVI has terminated its exclusive right to finance or refinance the Company's leases.

  In connection with DVI's participation in the Consolidation and its investment in the Company, DVI agreed that, unless the Company otherwise consented, neither DVI nor any of its affiliates would acquire 15% or more of the capital stock of any entity if (i) such entity is engaged in the business of operating diagnostic imaging equipment or radiation therapy equipment (ii) such entity has its principal place of business in Kentucky, Maryland, Michigan, Missouri, North Carolina, Ohio, Pennsylvania, Virginia or West Virginia; and (iii) the equity investment in such entity is made by DVI with the express agreement and understanding that a public offering of the common stock of such entity will be made within a reasonable period of time following the making of such investment of DVI. The agreements with DVI do not, however, prohibit DVI from competing with the Company and DVI does compete with the Company as part of its equipment leasing operations as well as through its acquisition of interest in entities which may compete with the Company.

  Gerald Cohn, a director of the Company, is a director and stockholder of and consultant to DVI.

  The Company entered into a three-year employment agreement commencing on July 1, 1996 with each of Jeff D. Bergman and Daniel Dickman and a two-year employment agreement commencing on October 1, 1996 with each of David Spindler and David A. Zynn pursuant to which Mr. Bergman agreed to serve as the Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Dickman as the Executive Vice President and Chief Operating Officer, Mr. Spindler as Senior Vice President of Operations and Marketing and Mr. Zynn as Treasurer, Assistant Secretary and Chief Financial Officer, at an annual base salary of not less than $240,000, $240,000 $140,000 and $125,000 respectively. Each of the employment agreements automatically extends for an additional three months on each quarterly anniversary. The employment agreements provide that if the employee is terminated other than for "cause" or if such employee terminates for "good reason," the employee shall be entitled to a continuation of full salary and bonus compensation for a period equal to the remainder of the term. If the employee is terminated for "cause" or if the employee terminates "without good reason," the employee shall only be entitled to accrued salary and other accrued benefits prior to the date of termination. Mr. Bergman's and Mr. Dickman's agreements each provide that if such employee is terminated after a change in control of the Company, such employee can elect to receive a lump sum payment of three times salary, bonus and certain other amounts and continuation of certain benefits in lieu of continued compensation for the remainder of the term. Mr. Spindler's and Mr. Zynn's agreements each provide that if such employee is terminated after a change in control of the Company, such employee shall receive a lump sum payment of two times salary and continuation of certain benefits. Each of the agreements contains a noncompete provision which generally restricts the employee from competing with the Company in the same geographic proximity for a two year period. Each of the agreements provide for annual profit sharing with other executive level employees of a bonus pool consisting of 15% of the Company's consolidated income before taxes, determined in accordance with generally accepted accounting principles for financial reporting purposes. Mr. Bergman, Mr. Dickman, Mr. Spindler and Mr. Zynn received approximately $133,500, $133,500, $41,000 and $45,000, respectively, pursuant to the bonus pool for services rendered in 1996.

  Stratton was the underwriter of the Company's initial public offering. In connection with the initial public offering, Stratton received underwriting commission of $690,000, an expense allowance of $207,000, and certain indemnifications.

  As additional compensation in connection with the initial public offering, the Company granted to Stratton the Option which covered 120,000 units, each unit consisted of 1.05 shares of Common Stock and one Company Warrant to purchase 1.05 shares of Common Stock. The Option was exercisable until March 4, 1997 and entitled Stratton to purchase each unit at an exercise price equal to $5.94, subject to adjustment in certain events. Stratton subsequently transferred the Option to the Stratton Transferees, who exercised the Option resulting in net proceeds to the Company of approximately $719,000. Certain of the Stratton Transferees are Selling Stockholders offering 107,856 of the shares offered hereby.

  On August 9, 1995, the Company adopted the 1995 Director Warrant Plan (the "Plan") pursuant to which eligible directors received unregistered Director's Warrants. The Plan allows for issuance of Director's Warrants to purchase up to 700,000 shares of Common Stock.

  On August 9, 1995, Director's Warrants to purchase up to 500,000 shares of Common Stock at an initial exercise price of $3.875, the closing price of the Company's stock on the date of issue, were issued to five directors. Separately, unregistered warrants to purchase 114,500 shares of Common Stock at an initial exercise price of $4.01 were also issued to an outside director, who was also a consultant to the Company, who was ineligible to participate in the Plan. During May 1996, such outside director exercised the 114,500 Warrants and sold 114,500 shares of Common Stock. The Company received cash proceeds of approximately $459,000 related to the exercise of such Warrants.

  During January 1997, the Company's three outside consultants each exercised 25,000 Director Warrants and sold 26,750 shares of Common Stock (after adjustment for the 7% stock dividend in January 1997).

  Pursuant to the 1995 Director Warrant Plan, the Director Warrants have been recapitalized to reflect the 7% Common Stock dividend in January 1997. Accordingly, each outstanding Director Warrant now entitles the holder to purchase 1.07 shares of Common Stock of the Company for $3.875. As of January 17, 1997, 425,000 Director Warrants to purchase 454,750 shares of Common Stock of the Company were outstanding.

                             PLAN OF DISTRIBUTION

  The Company has been advised that the Common Stock offered by the Selling Stockholders (the "Shares") may from time to time be offered and sold by the Selling Stockholders to or through underwriters, through one or more agents or dealers or directly to purchasers. The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company has been further advised that offers to purchase Shares may be solicited directly by the Selling Stockholders or by agents designated by the Selling Stockholders from time to time.

  If sold through agents, the Shares may be sold from time to time by means of
(i) ordinary brokers' transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of any stock exchange or trading system on which the Common Stock is admitted for trading privileges (the "Markets"), in which such an agent may attempt to sell the Common Stock as agent but may position and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" off the Markets (as described below) or (iv) any combination of such methods of sale, in each case at market prices prevailing at the time of sale in the case of transactions on the Markets and at prices related to prevailing market prices or negotiated prices in the case of transactions off the Markets. In connection therewith, distributors' or sellers' commissions may be paid or allowed. If an agent purchases Shares as principal, such stock may be resold by any of the methods of sale described above.

  From time to time an agent may conduct a "fixed price offering" of Shares off the Markets. In such case, such agent would purchase a block of shares from the Selling Stockholders and would form a group of selected dealers to participate in the resale of the shares.

  If a dealer is utilized in the sale of Shares, the Selling Stockholders may sell such Shares to the dealer as principal. The dealer may then resell such Shares to the public at varying prices determined by such dealer at the time of resale.

  In connection with the sale of Shares, underwriters or agents may receive compensation from the Selling Stockholders or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters or agents may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commission from the underwriters or agents and/or commissions from the purchasers for whom they may act as agents. Underwriters, agents and dealers that participate in the distribution of Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended ("Securities Act").

  Under agreements which may be entered into by the Company and the Selling Stockholders, underwriters and agents who participate in the distribution of Shares may be entitled to indemnification by the Selling Stockholders and the Company against certain civil liabilities, including liabilities under the federal securities laws, or to contribution by the Selling Stockholders and the Company to payments which such underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may engage in transactions with or perform services for the Selling Stockholders and/or the Company in the ordinary course of business.

                                    EXPERTS

  The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, as amended by Amendment No. 1 thereto, as of and for the years ended December 31, 1995 and December 31, 1994, have been audited by KPMG Peat Marwick LLP; and for the year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their respective reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

  Certain legal matters with respect to the shares of Common Stock offered hereby have been passed upon for the Company by Buchanan Ingersoll Professional Corporation.